	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	April 30, 2025
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER
000 53537
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K þ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	June 30, 2023

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VALUE EXCHANGE INTERNATIONAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

Unit 602 Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit, Shatin, N.T.,
Address of Principal Executive Office (Street and Number)

Hong Kong SAR
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Value Exchange International. Inc., a company based in Hong Kong SAR and with operations primarily located in Hong Kong SAR and Peoples’ Republic of China, (“Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form. 10-Q for the fiscal quarter ended June 30. 2023, (“Form 10-Q”) by the prescribed filing date. The principal reasons for the delay are due to the recent transition from an independent certified public accounting firm (‘auditor”) based in Hong Kong SAR to an auditor based in the United States and the necessary exchange of and evaluation of Company’s information have taken longer than anticipated. Without the extension permitted under Rule 12b-25, the Company believes that it would unable to accomplish the work necessary to properly complete and file the Form 10-Q without unreasonable effort and expense.

As previously reported on a Current Report on Form 8-K filed with the Commission, the Company appointed Grassi & Company, based in New York. New York, on May 25. 2023, to serve as the Company’s new auditor for the fiscal year ending December 31, 2023, and to replace its Hong Kong SAR-based auditor, Zhen Hui Certified Public Accountants.

The Company is working diligently with its new auditor to complete the necessary work and review and the Company expects to file the Form 10-Q within the grace period prescribed by Rule 12b-25 under the Exchange Act.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Au Cheuk Lun (Channing Au)	852	29504288
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Value Exchange International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2023	By:	/s/ Channing Au
		Name:	Channing Au
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).